UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

WellCare Health Plans, Inc.
(Name of Applicant)

8725 Henderson Road
Renaissance One
Tampa, Florida  33634
(813) 290-6200
(Address of principal executive office)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS 6.0% Subordinated Notes due 2016	AMOUNT $112,500,000

Approximate date of proposed issuance:
As soon as practicable after the Order (as defined herein) becomes final, which is expected to occur in June 2011.

Timothy S. Susanin
Senior Vice President, General Counsel and Secretary
WellCare Health Plans, Inc.
8725 Henderson Road
Renaissance One
Tampa, Florida  33624
(813) 290-6200

Name and address of agent for service:

With a copy to:
J. Warren Gorrell, Jr., Esq.
Christine M. Pallares, Esq.
Hogan Lovells US LLP
875 Third Avenue
New York, New York 10022
Tel: (212) 918-3000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

ITEM 1. GENERAL INFORMATION.

(a)           WellCare Health Plans, Inc. (the “Applicant”) is a corporation.

(b)           The Applicant is organized under the laws of the State of Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

In October and November of 2007, putative class action complaints were filed in the United States District Court for the Middle District of Florida (the “Court”) against the Applicant, Todd Farha, the Applicant’s former chairman and chief executive officer, and Paul Behrens, the Applicant’s former senior vice president and chief financial officer. Messrs. Farha and Behrens were also officers of various subsidiaries of the Applicant.  These putative class actions were entitled Eastwood Enterprises, L.L.C. v. Farha, et al. and Hutton v. WellCare Health Plans, Inc. et al., respectively.  The Eastwood Enterprises complaint alleged that the defendants materially misstated the Applicant’s reported financial condition by, among other things, purportedly overstating revenue and understating expenses in amounts unspecified in the pleading in violation of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The Hutton complaint alleged that various public statements supposedly issued by the defendants were materially misleading because they failed to disclose that the Applicant was purportedly operating its business in a potentially illegal and improper manner in violation of applicable federal guidelines and regulations. The complaint asserted claims under the Exchange Act. Both complaints sought, among other things, certification as a class action and damages. The two actions were consolidated, and various parties and law firms filed motions seeking to be designated as Lead Plaintiff and Lead Counsel. In an order issued in March 2008, the Court appointed a group of five public pension funds from New Mexico, Louisiana and Chicago as Lead Plaintiffs (the “Lead Plaintiffs”). In October 2008, an amended consolidated complaint was filed in this class action asserting claims against the Applicant, Messrs. Farha and Behrens, and adding Thaddeus Bereday, the Applicant’s former senior vice president and general counsel, as a defendant. In January 2009, the Applicant and certain other defendants filed a joint motion to dismiss the amended consolidated complaint, arguing, among other things, that the complaint failed to allege a material misstatement by defendants with respect to the Applicant’s compliance with marketing and other health care regulations and failed to plead facts raising a strong inference of scienter with respect to all aspects of the purported fraud claim.  The Court denied the motion in September 2009 and the Applicant and the other defendants filed their answer to the amended consolidated complaint in November 2009. In April 2010, the Lead Plaintiffs filed their motion for class certification which defendants did not oppose.  On June 23, 2010, the Lead Plaintiffs and the Applicant entered into and filed a proposed Stipulated Order certifying a class of all persons and entities who purchased or otherwise acquired the common stock of the Applicant between February 14, 2005, and 10:59 a.m. Eastern Standard Time on October 24, 2007, when trading of the Applicant’s common stock on the New York Stock Exchange was halted (the “Class Period”).  This class was to be subject to the exclusion of certain persons and entities identified in the proposed Stipulated Order.  In July 2010, the Court granted the United States’ motion seeking to intervene and ordered that discovery be stayed in this action until December 2010.  That stay has since been extended by the Court through March 17, 2011.

On August 6, 2010, the Applicant reached agreement with the Lead Plaintiffs on the material terms of a settlement (the “Settlement”) to resolve the litigation. On December 17, 2010 the Lead Plaintiffs and the Applicant entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”) (See exhibit T3D.1).  Pursuant to the Settlement Agreement, all persons and entities who purchased or otherwise acquired the common stock of the Applicant during the Class Period and were damaged thereby (other than certain excluded persons and entities) (the “Class Members”) will receive: (a) cash in an aggregate amount of $87,500,000 of which $52,500,000 must be paid within thirty business days following the Court’s preliminary approval of the settlement and of which $35,000,000 must be paid by July 31, 2011; and (b) an aggregate of $112,500,000 of the Applicant’s 6% Subordinated Notes due December 31, 2016 (the “Notes”).

The Notes will be issued under an indenture between the Applicant and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Indenture”) (See Exhibit T3C) and will contain the following terms: the Notes will bear interest at 6% per annum, payable semi-annually, will mature on December 31, 2016, will be subordinated to all Senior Debt (as defined in the Indenture), and will provide that the Applicant may not incur more than $425,000,000 of Senior Debt.

The Settlement Agreement was preliminarily approved by the Court on February 9, 2011, at which time the Court also established a date for a hearing on the fairness of the settlement (the “Settlement Fairness Hearing”) and approved a form of Notice of Pendency of Class Action and Proposed Settlement, Settlement Fairness Hearing, and Motion for Attorneys’ Fees and Reimbursement of Litigation Expenses (the “Notice of Hearing”) (see Exhibit T3E) to be sent to all Class Members.

               The Notes will be issued by the Applicant in reliance on the exemption from registration provided in Section 3(a)(10) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), which provides, in relevant part:

“. . . any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests . . . where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court . . .”

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange. As described in the Notice of Hearing and below, each of these elements will be satisfied in connection with the issuance of the Notes.

(a) Exchange of Securities: Pursuant to the Settlement Agreement, the Notes will be issued in exchange for a release of the claims of the Class Members in the litigation.

(b) Fairness Hearing: The Court will hold a hearing on the fairness of the Settlement for the purpose of obtaining an order (the “Order”) of the Court approving the Settlement.  Notice of the date and time of the Settlement Fairness Hearing will be provided to all Class Members pursuant to the Notice of Hearing.  At the Settlement Fairness Hearing, the Court will consider, among other things, the fairness and reasonableness of the Settlement, including the issuance of the Notes as partial consideration for the release of claims as set forth in the Notice of Hearing.  Any Class Member who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court the written documentation and to following the other procedures all as set forth in the Notice of Hearing.

(c) Court Approval: The Settlement is subject to the approval of the Court. It is anticipated that the Court will rule on the fairness of the Settlement to the Class Members.  The Court will be advised that its Order approving the Settlement will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.  Assuming the Court approves the Settlement, the Order will become final when the time for appeal has expired and no appeal has been taken; or if there has been an appeal, when a decision has been rendered that upholds or does not materially change the Settlement.

AFFILIATIONS

ITEM 3. AFFILIATES.

For purposes of this application only, the Applicant’s directors and executive officers may be deemed to be “affiliates” of the Applicant. See Item 4 “Directors and Executive Officers” for a list of the directors and executive officers of the Applicant, which list is incorporated herein by reference.

The following is a list of affiliates of the Applicants as of the date of this application.

Affiliate	Jurisdiction of Incorporation	Owners and Percentage
Comprehensive Health Management, Inc.	Florida	The WellCare Management Group, Inc./ 100%
Comprehensive Reinsurance, Ltd.	Cayman Islands	The WellCare Management Group, Inc./ 100%
Harmony Behavioral Health, Inc.	Florida	The WellCare Management Group, Inc./ 100%
Harmony Behavioral Health IPA, Inc.	New York	Harmony Behavioral Health, Inc./100%
Harmony Health Management, Inc.	New Jersey	Harmony Health Systems, Inc./100%
Harmony Health Plan of Illinois, Inc.	Illinois	Harmony Health Systems, Inc./100%
Harmony Health Systems, Inc.	New Jersey	The WellCare Management Group, Inc./ 100%
HealthEase of Florida, Inc.	Florida	The WellCare Management Group, Inc./ 100%
‘Ohana Health Plan, Inc.	Hawaii	The WellCare Management Group, Inc./ 100%
The WellCare Management Group, Inc.	New York	WCG Health Management, Inc./100%
WCG Health Management, Inc.	Delaware	WellCare Health Plans, Inc./100%
WellCare Health Insurance of Arizona, Inc.	Arizona	The WellCare Management Group, Inc./ 100%

Affiliate	Jurisdiction of Incorporation	Owners and Percentage
WellCare Health Insurance of Illinois, Inc.	Illinois	The WellCare Management Group, Inc./ 100%
WellCare Health Insurance of New York, Inc.	New York	The WellCare Management Group, Inc./ 100%
WellCare Health Plans of New Jersey, Inc.	New Jersey	The WellCare Management Group, Inc./ 100%
WellCare Pharmacy Benefits Management, Inc.	Delaware	The WellCare Management Group, Inc./ 100%
WellCare Prescription Insurance, Inc.	Florida	The WellCare Management Group, Inc./ 100%
WellCare of Connecticut, Inc.	Connecticut	WellCare of New York, Inc./100%
WellCare of Florida, Inc.	Florida	The WellCare Management Group, Inc./ 100%
WellCare of Georgia, Inc.	Georgia	The WellCare Management Group, Inc./ 100%
WellCare of Louisiana, Inc.	Louisiana	The WellCare Management Group, Inc./ 100%
WellCare of New York, Inc.	New York	The WellCare Management Group, Inc./ 100%
WellCare of Ohio, Inc.	Ohio	The WellCare Management Group, Inc./ 100%
WellCare of Tennessee, Inc.	Tennessee	The WellCare Management Group, Inc./ 100%
WellCare of Texas, Inc.	Texas	The WellCare Management Group, Inc./ 100%
WellCare Specialty Pharmacy, Inc.	Delaware	WellCare Pharmacy Benefits Management, Inc./100%
WellCare Health Plans of California, Inc.	California	The WellCare Management Group, Inc./100%
The WellCare Community Foundation	Delaware	WellCare Health Plans, Inc./100%

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Applicant. The mailing address for each executive officer and director listed below is c/o WellCare Health Plans, Inc., Attention: Corporate Secretary, 8725 Henderson Road, Renaissance One, Tampa, Florida 33624.

Name	Position
Charles G. Berg	Chairman of the Board
Carol J. Burt	Director
Alec Cunningham	Chief Executive Officer and Director
David J. Gallitano	Director
D. Robert Graham	Director
Kevin F. Hickey	Director
Christian P. Michalik	Director
Glenn D. Steele Jr., M.D.	Director
William L. Trubeck	Director
Paul E. Weaver	Director
Lawrence D. Anderson	Senior Vice President and Chief Human Resources Officer
Christina C. Cooper	President, Florida and Hawaii Division
Walter W. Cooper	Chief Administrative Officer
Jesse L. Thomas	President, South Division
Scott D. Law	Senior Vice President, Health Care Delivery
Marc S. Russo	President, North Division
Timothy S. Susanin	Senior Vice President, General Counsel and Secretary
Blair W. Todt	Senior Vice President and Chief Compliance Officer
Thomas L. Tran	Senior Vice President and Chief Financial Officer
Ann O. Wehr, M.D.	Chief Medical Officer

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

The following sets forth information as to each person owning 10% or more of the voting securities of the Applicant as of January 31, 2011.

Name and Complete Mailing Address	Title of Class Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
None.

ITEM 6. UNDERWRITERS.

(a)           The following sets forth information as to each person who, within three years prior to the date of this application, has acted as an underwriter of any securities of the Applicant which are outstanding on the date of filing this application.
Name and Complete Mailing Address	Title of Securities and Issuer of Securities
None.

(b)           No person is acting as an underwriter for the exchange of the Notes proposed to be issued under the Indenture.

ITEM 7. CAPITALIZATION.

(a)           Set forth below is certain information as to each authorized class of securities of the Applicant as of January 31, 2011.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Stock, $.01 par value(1)	100,000,000	42,508,591

(1) The Applicant also has 20,000,000 shares of Preferred Stock, par value $.01 per share, authorized, of which none are outstanding.

(b)  Each share of Common Stock is entitled to one vote per share on any matter presented to the holders of the Common Stock.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

The Notes will be issued under the Indenture to be entered into between the Applicant and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture. This description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto and incorporated herein by reference. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default; Withholding of Notice

                An “Event of Default” under the Indenture shall occur if:

(a)             the Applicant defaults in payment of principal when such becomes due and payable, upon maturity, acceleration, redemption or otherwise;

(b)             the Applicant defaults in payment of any interest due on any Note when the same becomes due and payable and such default continues for a period of 30 days;

(c)             the Applicant fails to comply with any of its obligations in the Indenture described in the covenants relating to Consolidation, Merger, Sale or Lease of Assets;

(d)             the Applicant fails to comply with any of its other covenants or agreements in the Notes or the Indenture and fails to cure (or obtain a waiver of ) such default within 60 days after the Applicant receives a notice of such default by the Trustee or by the Holders of not less than 25% in the aggregate principal amount of the Notes then outstanding,

(e)             the Applicant, pursuant to or under or within the meaning of any Bankruptcy Law (as defined in the Indenture), (i) commences a voluntary case or proceeding; (ii) consents to the entry of an order for relief against it in an involuntary case or proceeding or the commencement of any case against it; (iii) consents to the appointment of any receiver, trustee, assignee, liquidator, custodian or similar official of it or for any substantial part of its property; (iv) makes a general assignment for the benefit of its creditors; (v) files a petition in bankruptcy or answer or consent seeking reorganization or relief; or (vi) consents to the filing of such petition or the appointment of or taking possession by any receiver, trustee, assignee, liquidator, custodian or similar official; or

(f)              a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Applicant in an involuntary case or proceeding, or adjudicates the Applicant insolvent or bankrupt;

(ii) appoints a receiver, trustee, assignee, liquidator, custodian or similar official of the Applicant or for any substantial part of its property; or

(iii) orders the winding up or liquidation of the Applicant , and the order or decree remains unstayed and in effect for 60 days.

                Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of the board of directors, the executive committee or a trust committee of the Trustee and/or its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

(b) Authentication and Delivery of the Notes; Use of Proceeds

                One Officer of the Applicant must sign the Notes for the Applicant by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid. A Note will not be valid until authenticated by the manual signature of an authorized signatory of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

                The Trustee shall initially authenticate Notes in Global Note form for original issue upon a written order of the Applicant signed by an Officer.

                The Trustee may appoint an authenticating agent acceptable to the Applicant to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders, the Applicant or an Affiliate of the Applicant.

                There will be no proceeds from the issuance of the Notes because the Notes are being issued in exchange for a release of the claims of the Class Members.

(c) Release and Substitution of Property Subject to Lien of the Indenture

        None. The Notes will be unsecured.

(d) Satisfaction and Discharge of the Indenture

                The Indenture will be discharged and will cease to be of further effect as to all Notes, when:

(a) either:

(i) all Notes theretofore authenticated (other than Notes that have been lost, stolen or destroyed) have been delivered to the Trustee for cancellation; or

(ii) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable on the Maturity Date or on any Redemption Date, or (y) will become due and payable on the Maturity Date within one year, or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of, the Company;

and (in the case of (ii) above) the Company irrevocably deposits or delivers with the Trustee or the Paying Agent (if the Paying Agent is not the Company or any of its Affiliates) as trust funds in trust for the purpose an amount of cash sufficient to pay and discharge the entire indebtedness of the Notes not theretofore delivered to the Trustee cancelled or for cancellation, for principal, premium, if any, and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Maturity Date or Redemption Date, as applicable; provided that, in all cases, the Company shall pay to the Trustee all other sums payable hereunder by the Company.

(e) Evidence of Compliance with Conditions and Covenants of the Indenture

                The Applicant is required to deliver to the Trustee, on or before a date not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default or Event of Default has occurred and is continuing.

                So long as any of the Notes are outstanding, the Applicant, as applicable, will deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Applicant is taking or proposes to take with respect thereto.

                Upon request to the Trustee to take any action under any provision of the Indenture, the Applicant generally will furnish to the Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in the Indenture and relating to such action have been complied with, and an Opinion of Counsel stating that, in the opinion of such counsel to the Applicant, all such conditions precedent have been complied with.

ITEM 9. OTHER OBLIGORS.

None.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 12, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon Trust Company, N.A., as trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Document

Exhibit T3A.1	Amended and Restated Certificate of Incorporation of the Applicant (incorporated herein by reference from Exhibit 3.1 to the Applicant's Form 10-Q filed August 13, 2004).

Exhibit T3A.2
Amendment to Amended and Restated Certificate of Incorporation of the Applicant (incorporated herein by reference from Exhibit 3.1.1 to the Applicant’s Form 10-Q filed with the SEC on November 4, 2009).

Exhibit T3B	Third Amended and Restated By-laws (incorporated herein by reference from Exhibit 3.2 to the Applicants’ Form 8-K filed with the SEC on November 2, 2010).

Exhibit T3C	Form of Indenture between WellCare Health Plans, Inc., as Issuer, and The Bank of New York Mellon Trust Company, N.A., as Trustee.

Exhibit T3D.1
Stipulation and Agreement of Settlement regarding the settlement of the class action lawsuit, dated as of December 17, 2010, approved by the United States District for the Middle District of Florida (incorporated herein by reference from Exhibit 10.44 to the Applicant’s Form 10-K filed with the SEC on February 16, 2011).

Exhibit T3D.2
Order of the United States District Court for the Middle District of Florida preliminarily approving the Settlement and, among other things, directing that the Notice of Hearing be provided to the Class Members.

Exhibit T3D.3*	Final Order of the United States District Court for the Middle District of Florida approving the Settlement.

Exhibit T3E	Notice of Pendency of Class Action and Proposed Settlement, Settlement Fairness Hearing, and Motion for Attorneys’ Fees and Reimbursement of Litigation Expenses.

Exhibit T3F	TIA Cross Reference Sheet (included in Exhibit T3C immediately following the cover page thereof).

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon Trust Company, N.A., as Trustee under the Indenture to be qualified.
* To be filed by amendment

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, WellCare Health Plans, Inc., a corporation organized and existing under the laws of the State of Delaware, the Applicant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa, in the State of Florida, on the 23rd day of February, 2011.

(SEAL)			WELLCARE HEALTH PLANS, INC.

		By:	/s/ Alec Cunningham
Alec Cunningham
Chief Executive Officer

Attest:	/s/ Timothy S. Susanin	By:	/s/ Thomas Tran
	Name: Timothy S. Susanin, Secretary		Thomas Tran
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

Exhibit T3A.1	Amended and Restated Certificate of Incorporation of the Applicant (incorporated herein by reference from Exhibit 3.1 to the Applicant's Form 10-Q filed August 13, 2004).

Exhibit T3A.2
Amendment to Amended and Restated Certificate of Incorporation of the Applicant (incorporated herein by reference from Exhibit 3.1.1 to the Applicant’s Form 10-Q filed with the SEC on November 4, 2009).

Exhibit T3B	Third Amended and Restated By-laws (incorporated herein by reference from Exhibit 3.2 to the Applicants’ Form 8-K filed with the SEC on November 2, 2010).

Exhibit T3C	Form of Indenture between WellCare Health Plans, Inc., as Issuer, and The Bank of New York Mellon Trust Company, N.A., as Trustee.

Exhibit T3D.1
Stipulation and Agreement of Settlement regarding the settlement of the class action lawsuit, dated as of December 17, 2010, approved by the United States District for the Middle District of Florida(incorporated herein by reference from Exhibit 10.44 to the Applicant’s Form 10-K filed with the SEC on February 16, 2011).

Exhibit T3D.2
Order of the United States District Court for the Middle District of Florida preliminarily approving the Settlement and, among other things, directing that the Notice of Hearing be provided to the Class Members.

Exhibit T3D.3*	Final Order of the United States District Court for the Middle District of Florida approving the Settlement.

Exhibit T3E	Notice of Pendency of Class Action and Proposed Settlement, Settlement Fairness Hearing, and Motion for Attorneys’ Fees and Reimbursement of Litigation Expenses.

Exhibit T3F	TIA Cross Reference Sheet (included in Exhibit T3C immediately following the cover page thereof).

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon Trust Company, N.A., as Trustee under the Indenture to be qualified.
* To be filed by amendment